EXHIBIT 21.1

Subsidiaries

	State of		Business
Name of Entity	Incorporation	Relationship(1)	Purpose

DigiPath Labs, Inc.	Nevada	Subsidiary	Cannabis Testing
TNM News Corp.	Nevada	Subsidiary	Cannabis News Media
GroSciences, Inc.(2)	Colorado	Subsidiary	Cannabis Financing and Management
DigiPath Corp.(3)(4)	Kansas	Subsidiary(4)	Digital Microscopy

(1) All subsidiaries were wholly-owned subsidiaries of DigiPath, Inc. at September 30, 2015.

(2) Entity formed for prospective purposes, but has not incurred any income or significant expenses to date.

(3) On April 19, 2014, DigiPath Corp. issued warrants to purchase an aggregate 6,000,000 shares of common stock of DigiPath, Corp. at an exercise price of $0.10 per share over a five (5) year period. The warrant holders cannot exercise more than 4.99% of the Company’s issued and outstanding common stock without 65 days’ notice. The warrants are issued by the Company’s subsidiary, and if exercised in total would represent approximately two thirds (66.67%) of the equity of the subsidiary, resulting in dilution of DigiPath, Inc’s. ownership to approximately one third (33.33%). The fair value of the warrants resulted in a non-controlling interest of $343,533, which was recorded as a reduction to total stockholder’s equity on the Company’s balance sheet. No continued allocation of the non-controlling interest in the equity of the subsidiary has been recognized, as the warrants haven’t been exercised and DigiPath, Inc. is still currently in control of 100% of the interests of the subsidiary.

(4) As of October 1, 2015, the registrant’s ownership interest in this entity decreased to 33.3333%.